Filed by Comcast Corporation pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
and Rule 14d-2 under the Securities Exchange
Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 11, 2004

The following is a transcript of a conference call held by Comcast Corporation:

David Cohen - Comcast Corporation – Executive Vice President

Good morning, everyone. My name is David Cohen. I'm Executive Vice President of Comcast Corporation. I want to welcome you to this press conference. Joining me on the stage are Brian Roberts, the President and CEO of Comcast, and Steve Burke, President of our cable division. Also with us in the audience is Ralph Roberts, the founder and Chairman of the Executive and Finance Committee, John Alchin and Larry Smith, co-CFOs of Comcast Corporation. There are people joining us by telephone, as well. So I'm going to turn the podium over to Brian, and Brian and Steve will take us through a brief presentation and then open the floor to questions. Brian?

Brian Roberts - Comcast Corporation - President, CEO

Thank you, David. Good morning, everyone. We are proud and excited to be here today to discuss Comcast's proposal to merge The Walt Disney Company and Comcast together. This combination would create one of the world's premier entertainment and distribution companies, and attempt to restore the Disney brand name to its prominence, and the Disney Company to the growth through the marriage of content and distribution.

This is an incredibly compelling combination. There is simply no doubt in my mind, and all of our folks here today, that the two companies together are better than either part by itself. We think we can achieve things for our customers that will allow them to access the best of the Disney content, the best of ESPN content, the best of ABC and Miramax, and all the wonderful library and new content in the years ahead, coupled with our cutting-edge, state-of-the-art broadband technology, whether it's to your television set or to your Internet connection with Comcast high-speed Internet. So we truly believe that we will have created an entertainment communications leader.

Let me now review for everybody -- make sure we have the same facts -- what the proposal is. We basically have offered 0.78 of a Class A voting share for each Disney common share. That will then result in the Disney shareholders having 42 percent of the combined Company. One of the real plusses is by doing a stock-for-stock tax-free deal, all shareholders now enjoy in the combination benefits that will be created by putting this Company together. We have invited several members of the Disney Board to join the Comcast Board, and we really want to try to see if we can get the Company off to a terrific start.

Let me review for you quickly the pieces of the two companies, so you can see if you agree with the conclusion that together it will be one spectacular Company. Comcast today is in approximately 21.5 million cable homes, and we have our wire and our state-of-the-art fiber-optic technology to close to 40 million homes passed. We announced this morning our earnings results. We have 5.3 million high-speed Internet customers and 1.3 million telephone customers. So we have tremendous subscriber relationships, and a presence in 22 of the top 25 cities in America. We have just completed the integration of AT&T Broadband in the last 18 months, and I am happy -- and Steve Burke will talk a little about this -- to tell you that we are ahead of every single schedule -- we reported earnings this morning and gave our guidance for 2004 -- of where anybody and ourselves thought we could get this quickly. The network is fully, 93 percent, rebuilt. And we have a strong financial position. We have reduced by nearly $10 billion the debt in one year that came with AT&T Broadband. We think we're ready for the logical next step, and that, of course, is entertainment and content.

The Walt Disney Company is a leader in entertainment, obviously, with kids, sports, news and movies, the four most important areas of content for customers, whether they are getting that content from television or any other medium. Obviously, the brands are legendary with Walt Disney and what they have created, and we are very respectful and mindful of the incredible brand and the institution that is The Walt Disney Company.

Therefore, if you put the two together, you will have a Company with those four categories, a potential to be a leader in all four spaces of family programming, films, news and sports, nationally and locally, with an unmatched technology platform in a very competitive business. Every one of their businesses is competitive, and every one of our businesses is competitive. The financial outcome, of course, would be a Company that has substantial size, employees all over the country and the ability, I think, when you are working together as one Company to say, okay, what creative ideas can there be, and how can we accelerate giving them to customers on the other end? Could you license it, could you work as two separate companies? Sure, you can, but not the same as you can when you're one Company combined. That, to me and to us, is what happened in the space that we operate in, and we think our Company is ready for this rather large and dramatic next step.

We are very fortunate, in order to figure out how to make it work, that we have who just handled our last large step, Steve Burke, President of Comcast Cable, as David mentioned, worked at The Walt Disney Company for 12 years, and has worked in three of the four divisions that Disney has in senior leadership roles. And Steve is very intimate with where Disney has been, where Disney is and where it might go in the future. So it gives me great pleasure to say that one of the ways that we are feeling optimistic about where we can take this Company is the culture that we have created to attract people like Steve Burke, who want to be at our Company and who want to take the opportunities that this Company can become. Steve?

Steve Burke - Comcast Cable Communications – President

Thank you, Brian. I think the place to start is by looking at how the two companies, if they are put together, are going to be stronger and more profitable and more successful than if they were kept apart. And we have identified two major categories of improvement that derive from putting these two companies together, and I'll go through each of them.

The first category is restoring the operating performance at the various Walt Disney Company divisions to where it was not too long ago. If you look at the ABC network and owned stations, ABC is a weak number four, doesn't make very much money in the broadcast business, despite the fact that CBS, Fox and NBC make between $800 million and $1.3 billion a year. Our goal for all of these businesses, we believe, is reasonable. And that is, if we get halfway to being the number three network, that would improve the profitability of the combined entity by $300 to $500 million. We believe that's a reasonable goal, and we have some ideas, specific ideas, about how to do that.

The second area which we feel we have real expertise in is by improving the performance of the cable channels that The Walt Disney Company currently owns. If you look at The Walt Disney Company's cable assets, they are fantastic assets. However, if you drill down and look at the Disney Cable Networks Group and, in particular, ABC Family, which Disney paid over $5 billion for just a couple years ago, ABC Family, by our calculations, is not making money, or making very little money, and certainly not a fair return on investment. We have some ideas about ways to improve those cable channels, as an area that we have been quite successful in over time, with E! and QVC and The Golf Channel and our other various cable interests. We also think we could be helpful in terms of getting more distribution, most clearly on our cable systems but also, more broadly, distribution throughout the cable industry. So we think there's a synergy potential, value creation potential in terms of cable channels on the order of 200 to 300 million.

If you then drop down to what are the things we can do just by combining these two companies, what are the benefits that derive by putting these two great companies together, we think there is an immediate impact, in terms of eliminating duplication in corporate and other overhead, economies of scale, so forth and so on, of between $300 and $400 million. We also believe there are tremendous new business opportunities. So in terms of the value creation that we've quantified, we think within a few years we can get between $800 million and $1.2 billion worth of value creation. But more importantly, I think, we have identified a number of things that we have not quantified that we believe are ways that The Walt Disney Company's operations could be significantly improved. And I would like to talk about those on the next two slides.

Again, these are not in the value creation numbers. But I think our feeling is that there is a chance to reignite the world's greatest entertainment businesses. I'll start with animation. If you look at the Disney animation business, until fairly recently, the Disney animation business was the unchallenged leader in the industry. It was the dream of every great animator to grow up some day and work for The Walt Disney Company. And if you look at just the years 1991 and 1994, and you see titles like Beauty and the Beast, Little Mermaid, The Lion King, a little bit later on, but Aladdin, the type of movies that were made by Disney just 10 or even 5 years ago were fantastic. Since about 1999, the Disney animated studios have not produced the kind of quality product. And our feeling is that the Disney animation business is absolutely central to the heart of what The Walt Disney Company is, and one of the first things that we would like to do, if we're fortunate enough to put these two companies together, is do everything we can to empower the existing animation group, to make sure that they feel like they are right in the heart of the Company, and also to reach out to other companies that make quality animated product like Pixar and others, to try to make sure that over time, The Walt Disney Company regains its position as the place for great children's animation. Animation drives The Walt Disney Company; it drives the success of the consumer products businesses and the theme parks. And we feel that it's very, very important that that animation business be supported, and cause it to thrive in the future.

The second area where we think there's room for revitalization and improvement are the Disney theme parks. It's hard to think of a product or service in the United States that families love more than the Disney theme parks, and we believe there are ways to revitalize those businesses, restore some of the creative spark to the attractions and hotel and concession side of those businesses, and also cross-promote and advertise more aggressively, on and off, all the properties that this combined Company would have. So none of those benefits are in our analysis, but they are very much on our minds.

If you then look at a very important part of our thinking, it is what can you do -- let's assume you make improvements to The Walt Disney Company's operations. What can you do just by putting these two companies together?

The first and foremost area of priority, I think, will be launching successful new cable channels. This has been a big growth engine for The Walt Disney Company. It's been a big growth engine for Comcast. And we believe, by uniting all of those great brands and wonderful programming and movies and everything else with our distribution, 21 million video subscribers and over 5 million high-speed data subscribers, we ought to have the ability to create new cable channels. When a cable channel is created and works, it creates billions of dollars' worth of value, and we think that is a very high priority, if we're successful putting these two companies together.

The second area -- we believe that television is changing very rapidly, due to the introduction of new technologies. The cable industry is almost fully rebuilt, digital technology is being rolled out on the cable side, the satellite companies are rushing to get more interactive features. And our feeling is that the Disney library, ESPN assets and, of course, ABC and all of its various properties could be tremendously valuable on these new platforms. And that's a way to create value for the Disney assets. It's also a way to create value for Comcast Cable. We're big believers in video-on-demand. We believe eventually, the majority of people are going to have time-shifting functionality, whether it's video-on-demand or PVRs like Tivo. We think the Disney movies and attractive windows on video-on-demand makes a tremendous amount of success. We think time-shifting ABC product -- we're doing this right now in a number of our markets with NBC News, for example, and also various cable properties, Biography, Comedy Channel. And what we're finding is people love the ability to pause, go backwards and fast forward with television. And we intend to give them that ability throughout our footprint, and I believe most cable companies are going to try to do the exact same thing. So that should be a real opportunity. And of course, ESPN and all of ESPN's brands and the ability to make those more interactive, as television involves that way. But as television is evolving, the same thing is happening with the Internet side of our business. We have over 5 million high-speed data customers. We believe we're the largest broadband provider in the world, and the ability to marry these wonderful brands with our broadband capacity and everyone else's broadband capacity -- wouldn't it be wonderful if you could have a subscription-on-demand package of Disney programming for your kids? Would people pay 9.95 a month for that? I know I would; I have five kids, and the idea of being able to give them more Disney product would be very exciting for them. But I think the same thing could be true for ESPN or ABC. All of those products, I think, are waiting to be further used on all of these new technologies for consumers' benefit.

We also think there's a significant ability to leverage cross-promotion, if you put these two companies together. One obvious example that we came up with -- we happen to own The Golf Channel, Outdoor Life and three regional sports networks. And wouldn't it be great if those individual cablenetworks all had the ESPN brand associated with them? Wouldn't it be great if you could cross-promote viewership? And clearly, those assets, in our opinion, will be stronger together than they would be separately. We also have 21 million subscribers and 5 million high-speed data customers that we think there are interesting potentials to use our existing distribution to help promote the Disney theme parks. So lots and lots of ideas.

Again, on all of these new business opportunities, which really is one of the major reasons why this deal makes sense for us, and why we are so excited about it. We have not quantified any of these, because I think it's very hard to do, and we can get plenty of savings without even trying.

If you then look at the track record of our Company on the content side, I think the most dramatic example of value creation has got to be QVC. QVC is a company that we sold our piece of for close to $8 billion recently, and is the most dramatic example of how we have been able to create content assets that are very valuable. But E! Entertainment, Style, The Golf Channel, Outdoor Life, the Comcast SportsNet -- we are launching a video game channel called G4, another channel called TV1. This is an area of the business that we feel we understand, we have a proven track record, and we believe the combination of our expertise and assets and experience and the wonderful treasure trove of assets inside The Walt Disney Company would be a great thing for both companies and our shareholders.

If you then look at why we feel so confident that we can do this, I think you look no further than what we have just gone through with AT&T Broadband. And Brian can take you through some of the facts and figures, but we had our earnings call today where we reviewed the year 2003. 18 months ago, there were a lot of people that doubted whether we could put AT&T Broadband, which was 1.5 times the size of Comcast, together with Comcast. And today, 18 months later, I am pleased to say that integration process is now largely behind us, which is not to say that we won't have further opportunities to grow and optimize our business in the future. But we're operating as one Company, with a largely rebuilt infrastructure, with a Company that has real momentum to go forward. And we are very confident that our Company is ready to take on this additional challenge -- ready and excited about it. And also because the AT&T side of the business is in such good shape, and the deleveraging that Brian talked about has happened. Now is the time.

Brian?

Brian Roberts - Comcast Corporation - President, CEO

Thank you, Steve. One last slide, and then we'll go to questions. Just to wrap it up, I think Steve touched on a number of the obvious and exciting high points of what you would have when you put together these two companies. We really, bottom line, thinking it accelerates the digital future. All content is going digital. The consumer is going to have access to it, be able to carry it around, get it over their computer, get it on their television. We think we are in the business of delivering that, competing for that opportunity with customers. You need a management team that is willing to evolve and be creative. I think Steve is unbelievable and deserving of Cable Operator of the Year for what he accomplished with AT&T Broadband, which just came out. But it's also Larry Smith and John Alchin, who have been the financial discipline of the Company for, clearly, 20 years, and the culture which my dad and Julian Brodsky and Dan Aaron founded at Comcast. And you put it all together, and we recruit folks like David Cohen, who is Chairman of the largest -- one of the fastest-growing law firms in Philadelphia -- want to join this Company. And I think we can just keep making it better and better, and so today's step is a journey. But we think, hopefully, the Disney Board will consider it, and we can make this a reality.

With that, let's go to questions.

Unidentified Audience Member

Who on the Disney Board have you contacted, and who has been encouraging about [making, doing the] proposal?

Brian Roberts - Comcast Corporation - President, CEO

I have not spoken to anybody on the Disney Board.

Unidentified Audience Member

You mentioned, though, that you'd put out – asked a couple of them to join –

Brian Roberts - Comcast Corporation - President, CEO

No. We just, in our letter that we wrote to Disney today, we said we'd welcome several members of your Board, whoever they would select, or however we would work that out, as we go through the process.

Unidentified Audience Member

So no encouragement from within the Disney [family]?

Brian Roberts - Comcast Corporation - President, CEO

We have had no communication from me, anyway, to anybody on the Board. We felt that something like this -- you got to be public. There's an awful lot of rumors. I don't think this is a huge surprise. It's a logical next step for Comcast to want to get into content, and I think Disney has said they want to use new technologies for their content. And there you have it.

Unidentified Audience Member

Can you talk about your conversations with Mr. Eisner, and what his opposition is, and what makes you think that is surmountable opposition?

Brian Roberts - Comcast Corporation - President, CEO

Well, I'll just leave conversations that were private, private. But to simply say, as we said, that it was made clear that it was not an immediate interest by Mr. Eisner to consider putting the two together. We do think a number of the shareholders and perhaps a number of Board members may look at that, and we want to make this friendly as possible, as fast as possible. And we do believe that this is a very compelling offer to the shareholders of Disney, this is a fair offer for both sides. It's very hard in a deal to figure out how to get that balance just right. We want to play a big premium, $5 billion. Their stock has had some run-up. It was as low as 15 and as high as 25 in the last year. We have offered more than that. And at the same time, we have a great Company, and we're going to be discipline in how we approach this.

Unidentified Audience Member

When did you start talking to him, and how many times have you talked to him?

Brian Roberts - Comcast Corporation - President, CEO

I don't want to go into all that detail, if I could.

Unidentified Audience Member

Some investors argue that you're going to end up having to payor offer $30 a share or higher, to finally secure Disney. Are you prepared to do that?

Brian Roberts - Comcast Corporation - President, CEO

I think our proposal speaks for itself. I don't feel that there is anything to be bashful about. I think it's a very fair and respectful proposal. We hope that the Board will consider it. I think that we have put -- in every deal we have done, we have been a disciplined buyer and we have been a disciplined seller, and we have walked away. In MediaOne, we didn't succeed. In QVC, which we founded or helped found with Joe Segal, and built it from its infancy, when there was a compelling price, when Liberty offered us close to $14 billion value for the Company, for our piece, with $7.9 billion, we sold. In Cellular, we bought in and later, even though it was in Philadelphia, our hometown, we sold.

So I think one of the things that -- I didn't put a slide up, but we tell our investors -- is we've been a public Company since 1972. Since the day we went public, we've had a 21 percent compounded return to our shareholders for 32 years, 31.5 years. That's double the Standard & Poor's 500. We were fortunate Money Magazine picked us as one of the best five stocks to own in the last 30 years. I think we've got to do the right thing for our shareholders, and at the same time, I think we have made a very compelling, great succession plan to revitalize both companies better than they could be -- and so it speaks for itself.

Unidentified Audience Member

(inaudible).

Brian Roberts - Comcast Corporation - President, CEO

I sense too many arbitrageurs in the room. The offer speaks for itself. I feel that's the same question.

Unidentified Audience Member

(inaudible) and also what you can expect from the antitrust review?

Brian Roberts - Comcast Corporation - President, CEO

The first part was about poison pills. I don't believe there are any of those at Disney, but their bylaws are public record. Regarding the second part was antitrust review. Yes, we believe that there is very clear laws that surround the cable industry and the broadcast industry that address whether and how companies can come together in this fashion. There are rules that say, for instance, if you are a cable company and you own programming, you must make that content available, the program access rules, that would apply to us, which are what NewsCorp just voluntarily agreed to, as part of their DirecTV acquisition.

David Cohen, maybe you want to add to any other regulatory, but we believe that this can happen, and with the proper review and appropriate review that's afforded all these types of transactions.

David Cohen - Comcast Corporation – Executive Vice President

I think you've covered it.

Unidentified Audience Member

I was wondering, could you discuss the extent to which your offer is opportunistic? In other words, is your timing in any way dictated with some of the turmoil going on at Disney right now? Would you be making this offer if that was not going on at this point?

Brian Roberts - Comcast Corporation - President, CEO

You know, in all business, you're looking at all the facts at the time. But frankly, this is a pretty compelling combination. I think, if there's no other message that I'd like to leave today, it's how excited we are about what this Company could be. When best to put it together, how best to do it -- that's all very important, but you have got to start with, do you think this company could be something special? And we certainly do.

Earlier this week, I spoke with Michael Eisner, and he said not interested right now, and that's past. There is -- therefore, today, we were announcing our earnings and our guidance for the full year. And this was something that was on our mind. And the timing -- we wanted to tell our investors this is something that we might be doing, and something that we are going to be pursuing. So I don't know how you ever explain timing, but I think it has a lot to do with being told on Monday, or earlier this week, anyway, that it was either go not down this road or begin the process.

Yes, sir? Hang on for one second; they want to wait until the mikes get there, so that everybody can hear.

Unidentified Audience Member

Can you address ESPN? Obviously, ESPN has been able to consistently raise its rates every year. You know that better than anybody, but there is some concern that that process might be getting to an end, and maybe that pricing power has peaked, at least in the short term. And since this is such a key component of what you would be buying, can you address that issue?

Brian Roberts - Comcast Corporation - President, CEO

Sure. I think ESPN is a marvelous franchise, and it's a lot of the reason that cable has had great success these past many years, along with a number of the key kind of early brands that define cable television. I think there's an opportunity to enhance that product. There's many ways to do things without just raising rates. High definition, interactivity, streaming -- these are things that Disney is working on and that Comcast is working on. The opportunity to do that as one Company, to help regional sports, to help -- you know, re-look at additional channels. So I think it's in a terrific position. Sure, there's attention that has always occurred between cable operators and cable programmers. By being some of both, that's very consistent with Time Warner, that's consistent with NewsCorp, that's consistent with a number of people that are in content and distribution. But in the end, I think we can help those relationships with the industry to launch new products, and help understand, from a cable operator's prospective, how is the best way to give access to that content that consumers really wanted? And in so doing, create the maximum value for ESPN and for the cable company.

Unidentified Audience Member

Have you spoken with Roy Disney? Have you gotten his impressions on the deal at all?

Brian Roberts - Comcast Corporation - President, CEO

No, we have not had any conversations with any of the Disney shareholders at this point.

Unidentified Audience Member

For the casual observer, could you give us some guidance on whether or not -- how are you going to succeed where other mergers have failed, since it's AOL/Time Warner, Vivendi Universal, et cetera?

Brian Roberts - Comcast Corporation - President, CEO

Well, there are some good examples in life, and some bad examples. I would like to put

AT&T/Comcast as a good example, a stellar example of a merger that has worked better than I think anybody hoped. I think CBS and Viacom turned out pretty successful for the Viacom and for CBS shareholders. I think Time Warner and Turner was pretty successful and on a nice path. The couple of examples you mentioned -- I think NBC is now trying to buy Universal, obviously, and USA network. So you've seen lots of transactions, NewsCorp with DirecTV, NewsCorp with buying Fox Studios. It comes down to people, execution and not getting ahead of yourself. And something that I think -- you don't set unrealistic expectations for yourself, and you try to make it every year. And we have been doing that for a long time. Our Company, 15 years ago, was probably one-twentieth of the size we are today. We have done a lot of acquisitions in cable, in other businesses, cellular, electronic commerce and some of the things you have heard today. And I think we have got a great track record, but this is a whole new league, a whole other thing. We are very respectful of it. I think we're lucky to have Steve, but you've got to set realistic goals. And we are not saying -- as Steve said, a lot of the things that we will certainly work on, we're not sitting there trying to quantify. And you want to start with a fair, balanced offer for both companies so you give yourself a chance to be successful.

Unidentified Audience Member

If this deal does not work out, what other properties or sorts of properties would you pursue and do you think are available to you? And secondly, will the merged company remain in Philadelphia?

Brian Roberts - Comcast Corporation - President, CEO

First of all, as with a lot of situations, we want to be successful, but we want to be disciplined and thoughtful about it. We've walked away from big things before, on multiple occasions. We didn't bid for Vivendi. We took a look. We didn't buy MediaOne. So life goes on, and that's something that the gray-hairs at our Company are constantly reminded us all the time. There's always another way. So I think this is an offer, and I hope it's very compelling. I see some non-gray-hairs saying the same thing down there. But I think that, frankly, this is a very exciting possibility. We wanted to see if it's something Disney would consider.

The merged Company's base -- we are still going to be in Philadelphia, but the Disney Company is still going to be in Los Angeles. And we've got to figure out how you operate, but the reality is we have something like 60,000 employees at Comcast. Less than 1,000 are at the corporate headquarters in Philadelphia. We understand operating from a cable company all the time, and our programming companies -- none of them are headquartered in Philadelphia. And I think the vibrancy of The Walt Disney Company in Los Angeles is pretty important, on a go-forward basis. And we will certainly continue that.

Unidentified Audience Member

I think, certainly an interesting transaction and potential opportunity. However, your stock, at least in the trading that I saw earlier, at least shareholders don't seem to be holding it as a value creation opportunity, initially. I think this may be twofold. One, the expectation among shareholders, at least some of your larger shareholders, was that this was going to be a year to continue the integration of AT&T Broadband, and work on building the broadband out and potentially telephony.

Second-fold, I think there's some uncertainty regarding how this transaction will work logistically. Could you speak to specifically how you anticipate the process going forward from here, whether it's through discussions with the Board, directly with Disney shareholders, whether it's through a consent solicitation to change the Board?

Brian Roberts - Comcast Corporation - President, CEO

There's a lot of pieces to that, but let me just take a few of them and hope I do the best I can. Stocks go up and down; it's not unusual on the day you announce you're doing something for one stock to go up, one stock to go down. That's pretty customary. That happened with every single thing Comcast has ever done, and yet, over 30 years, we have had double the S&P 500 returned to investors. So there's arbitrage, there's all sorts of things that happen. I'm not surprised by that.

I think that what you have to do is make a case for, is this a great Company? Should this be put together? And this is the beginning of that process. I have no idea what happens next. I think the ball is in the hands of the Disney Board, and hopefully, people will see that this is a great combination.

Unidentified Audience Member

If Disney refuses to negotiate, do you plan to form a consent solicitation?

Brian Roberts - Comcast Corporation - President, CEO

We are just not going to go with any of those comments today, so just take it for what we've done today as a good day's work. And we are hopeful to make this as friendly and amicable as possible, as quickly as possible. I think they have signaled that they are looking at succession issues. I think lots of people have written they would love to get Steve Burke back. Well, not only that, you get 21.5 million customers, you get the rest of us, you get a great balance sheet and you get 30 years' worth of work.

Unidentified Audience Member

And $5 billion –

Brian Roberts - Comcast Corporation - President, CEO

And a $5 billion premium. Not a bad day.

Unidentified Audience Member

If the merger were to take place, how long do you anticipate it would take? And also, what will consumers benefit?

Brian Roberts - Comcast Corporation - President, CEO

I think these things tend to take about a year, maybe a little less. But typically, that's what about AT&T Broadband took. That's what DirecTV/News Corp took. I think what consumers get is very -- it's a great question -- its pretty front and central. First of all, consumers want to control -- the Internet, to me, proves consumers want to be able to control what they get, when they get it and how they get it. They want access to lots, they want to do it on their schedule. And there's millions and millions of Websites that have thrived with giving people choice. Comcast has been all about, since 1962 in Tupelo, Mississippi, where the company got its first community antenna television system, giving people more choice in television. Today, we offer hundreds of channels. Tomorrow, we want to give you video-on-demand. We have been doing video-on-demand in Philadelphia for about nine months now, a year. We have 3,000 hours plus of content available. Some of it is NBC, some of it is cable channels, some of it is HBO on demand, movies. It's not a fully rich lineup, but it's a start. The average digital customer in Philadelphia in the last month, January -- half the customers used video-on-demand 13 times a month, on average. We believe the way people interact with their television is absolutely going to change in the future, and consumers want to get the content. Well, high-definition television sets are selling -- we are selling 10,000 to 20,000 a week, high-definition subscriptions. Broadband -- we are selling 30,000 hookups a week, last year. And more than we thought and more than we did the year before. The content, the richness of the sports, the movies, the news, ABC, all the wonderful content – changing and being experimental and moving windows and letting people have it on their high-definition TV sets -- yes, you can get there eventually. But if you're in one Company working together, it accelerates that. And I really believe that it's a competitive world; we are trying to give the consumers choice. That's who's going to win. We have satellite, 20 million homes in America bought a satellite dish. DSL from the phone companies competes with our high-speed Internet. Disney competes against other content companies, and the question is, by working together, can you make your products more desirable to customers? Then they are going to take it.

Steve, maybe you want to add something to that, or not?

David Cohen - Comcast Corporation – Executive Vice President

Brian, let's do one more question.

Brian Roberts - Comcast Corporation - President, CEO

Sure, over in the corner.

Unidentified Audience Member

Steve, you talked about redundancies. Do you have projections of jobs eliminated and/or jobs gained in the merger?

Steve Burke - Comcast Cable Communications - President

No, we don't have specific projections. What we mentioned was that there were about $300 to $400 million worth of cost reductions due to overlap. That represents, I think, less than 1 percent of the cost of the combined Company. And that overlap would be in very specific areas. The vast majority of the employee of both companies that work in the Disney parks, or work in the ABC side of the business -- by the way, we have great respect for many, many people, many of whom I know at Disney and ABC and ESPN. They are wonderful people in that Company, and this would not affect the vast majority of their employees, nor would it affect ours.

David Cohen - Comcast Corporation – Executive Vice President

Thank you very much, everyone.

Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Any information concerning Disney contained in this filing has been taken from, or is based upon, publicly available information. Although Comcast does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, Comcast does not take any responsibility for the accuracy or completeness of such information. To date, Comcast has not had access to the books and records of Disney.

       Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast's and Disney's shareholders. A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.